1048 Texan Trail

Grapevine, Texas 76051

January 23, 2014

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, D.C. 20549-4631

Attn:	Pamela A. Long, Assistant Director Edward M. Kelly, Senior Counsel

Re:	GreenHunter Resources, Inc. Registration Statement on Form S-1 Filed December 13, 2013 File No. 333-192851

Dear Ms. Long:

On behalf of GreenHunter Resources, Inc. (the “Company”), set forth below are the Company’s responses to the Staff’s comments made by the letter dated January 2, 2014 (the “Comment Letter”) in connection with the filing of the Company’s Registration Statement on Form S-1, filed on December 13, 2013 (Registration No. 333-192851) (the “Registration Statement”). The Company’s responses are preceded by a reproduction of the corresponding Staff comments as set forth in the Comment Letter.

Calculation of Registration Fee

1.	You indicate that you are registering common stock issuable upon the conversion of the Series C preferred stock that was privately placed on September 19, 2013. Since the privately placed Series C preferred could be resold to the public before it is converted to common stock, please also clarify, here and on your prospectus cover page, that you are registering your issuance of the common stock to the public upon conversion of the Series C preferred, or tell us whether you believe an exemption from registration would apply.

Company Response: The Company expects that the conversion (the “Conversion”) of shares of its 10% Series C Cumulative Preferred Stock, par value $0.001 per share (the “Series C Preferred Stock”), into the Company’s common stock, par value $0.001 per share (the “Common Stock”), which may occur at the option of holders of Series C Preferred Stock upon the occurrence of a change of ownership or control, will qualify for the exemption from registration provided by Section 3(a)(9) of the Securities Act of 1933, as amended, for the following reasons:

1048 Texan Trail ¿ Grapevine, TX 76051 ¿ Office 972-410-1044 ¿ Fax 972-410-1066

•	the Series C Preferred Stock and the Common Stock are both securities of the Company;

•	holders of Series C Preferred Stock will not be required to part with anything of value in connection with the Conversion (other than their shares of Series C Preferred Stock); and

•	no commission or other remuneration is expected to be paid or given, directly or indirectly, for soliciting the Conversion.

See Section 3(a)(9) of the Securities Act (exempting “any security exchanged by the issuer with its existing security holders exclusively where no commission or other remuneration is paid or given directly or indirectly for soliciting such exchange”); see also C&DI 125.09 (Securities Act Sections) (providing that the exemption contemplated by Section 3(a)(9) is unavailable where securities are convertible into securities of another issuer, conversion terms require that the stockholder pay consideration at the time of conversion, or conversion arrangements involve the payment of compensation for soliciting the conversion).

2.	Please specify the number of shares of common stock you are registering that are issuable upon the conversion of the Series C preferred stock, in the fee table and on the outside front cover page of the prospectus, the selling stockholders table, and elsewhere in the registration statement. If you are currently unable to determine the number of shares, please make a good-faith estimate of the maximum number of shares that you would issue on conversion to determine the number of shares to register for resale. If the number of registered shares is less than the actual number issued, you must file a new registration statement to register the additional shares, assuming the selling shareholders desire to sell those additional shares. Please see our Securities Act C&DI Question 139.10 for more information.

Company Response: The Company acknowledges the Staff’s comment and has revised the Registration Statement accordingly. The Company estimated the maximum number of shares of common stock issuable upon the conversion of the selling stockholders’ Series C Preferred Stock by multiplying 181,786 (the number of shares of Series C Preferred Stock offered by the selling stockholders) by the current “Share Cap” of 27.9329 (which represents the maximum amount of shares of common stock into which a single share of Series C Preferred Stock may currently convert). See “Description of Our Series C Preferred Stock—Conversion Rights” on page 68 of the prospectus contained in the Registration Statement.

Description of Capital Stock, page 61

3.	We note that the description of your capital stock is qualified by reference to the provisions of the General Corporation Law of the state of Delaware. You may not qualify information in the prospectus by reference to information outside the prospectus unless incorporation by reference or a summary of a document filed as an exhibit is required by the form. See Rule 411(a) of Regulation C under the Securities Act. Please revise.

Company Response: The Company acknowledges the Staff’s comment and has deleted the language in question.

Selling Stockholders, page 72

4.	Revise the table to indicate by footnote or otherwise the shares of common stock underlying the common stock purchase warrants which are being offered for sale by the selling stockholders.

Company Response: The Company acknowledges the Staff’s comment and has added footnote number 7 to the selling stockholders table to clarify which shares of common stock being offered are currently underlying outstanding common stock purchase warrants.

If you have any questions or comments concerning this letter, please do not hesitate to contact me by telephone at (469) 293-2641 or by email at mjohnston@greenhunterresources.com.

Sincerely,

/s/ Morgan F. Johnston

Morgan F. Johnston
Senior Vice President, General Counsel, and Secretary
GreenHunter Resources, Inc.

cc:	David E. Morrison (Norton Rose Fulbright)
Brandon T. Byrne (Norton Rose Fulbright)